

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2019

William V. Williams
Chief Executive Officer
BriaCell Therapeutics Corp.
Suite 300 – 235 West 15th Street
West Vancouver, BC V7T 2X1

> **Re: BriaCell Therapeutics Corp.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 12, 2019**
> **File No. 333-234292**

Dear Dr. Williams:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed November 12, 2019

Prospectus Summary
Phase I/IIA Combination Study of BRIA-IMT™ with KEYTRUDA®..., page 9

1. We note your revisions in response to our prior comment 2. However, your disclosure in this section suggests that you are continuing your development work of a combination therapy with Keytruda. Please substantially revise this section to provide proper context regarding your Phase I/IIa combination studies with Keytruda, including but not limited to: (i) removing the graphic on page 10 and providing a brief narrative description of the combination studies conducted to date to the extent you plan to use this data in your Biologics License Application; (ii) limiting your disclosure regarding the substantial benefits of Keytruda to the extent you are not pursuing approval of this combination;

     (iii) explaining that you do not have an agreement with Merck for the supply of Keytruda and (iv) disclosing that you have discontinued studying the combination of Bria-IMT™ with Keytruda.

     You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences

cc: Avital Perlman